AH
3-30-2004

U... SECURITIES A... N
Wash...

04018044

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SEC MAIL PROCESSING RECEIVED MAR - 8 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/25

SEC FILE NUMBER
~~8-00464~~ 47799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Focused Investments L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura A. Kogut **(312)-431-6557**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

233 S. Wacker	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura A. Kogut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Focused Investments L.L.C., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
RALPH RUGGIERO
Notary Public, State of Illinois
My Commission Expires 01/11/08

Notary Public

Signature

President and CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Focused Investments L.L.C.

December 31, 2003
with Report of Independent Auditors

Focused Investments L.L.C.

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

Operating Committee and Sole Member
Focused Investments L.L.C.

We have audited the accompanying statement of financial condition of Focused Investments L.L.C. (the Company), a wholly owned subsidiary of Wayne Hummer Investments LLC, as of December 31, 2003. This is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Focused Investments L.L.C. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

Focused Investments L.L.C.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$365,861
Receivables:	
Due from Wayne Hummer Investments LLC	360,076
From banks	27,183
Investments	36,050
Other assets	4,401
Fixed assets, net of accumulated depreciation of $2,146	10,973
Total assets	$804,544
Liabilities and member's equity	
Liabilities:	
Due to Wayne Hummer Investments LLC	$ 82,817
Payable to banks	267,293
Accounts payable, accrued expenses and other liabilities	48,729
Income taxes payable	52,498
Total liabilities	451,337
Member's equity	353,207
Total liabilities and member's equity	$804,544

See notes to statement of financial condition.

Focused Investments L.L.C.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Focused Investments L.L.C. (the Company), an Illinois limited liability company, is a wholly owned subsidiary of Wayne Hummer Investments LLC (Hummer). The Company, headquartered in Chicago, Illinois, is registered as a securities broker and dealer under the Securities Exchange Act of 1934. The Company engages in retail brokerage, primarily through bank investment centers.

Hummer is a wholly owned subsidiary of North Shore Community Bank and Trust Company, a wholly owned subsidiary of Wintrust Financial Corporation, (Wintrust) and continues to maintain its limited liability company status.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on settlement date. Recording such transactions on a trade-date basis would not result in a material difference.

Receivables From/Payable to Banks

During the course of business, the Company is reimbursed for dues, assessments, advertising, and other expenses by the retail banks through which it engages in retail brokerage. These costs are included as a receivable from banks on the statement of financial condition and are settled in the subsequent month. The payable to banks includes commission revenues on securities transactions.

2. Summary of Significant Accounting Policies (continued)

Investments

The Company's investment in a privately held company is recorded at its estimated fair market value as of December 31, 2003.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current year losses, other members within the consolidated federal income tax return compensate it for use of its current year losses.

3. Commitments

The Company leases office space and office equipment under noncancelable lease agreements with Hummer. Future minimum payments under the noncancelable lease at December 31, 2003 are as follows:

Year ending December 31	
2004	**$ 49,663**
2005	**51,248**
2006	**52,833**
2007	**45,172**
	$198,916

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Related Party Transactions

For the year ended 2003, the Company was charged by Hummer clearing services, payroll charges, and occupancy and equipment rental. At December 31, 2003, the Company was due $360,076 from the clearing broker, Hummer, related to commissions earned on securities transactions. The Company owed Hummer $82,817 at December 31, 2003, for rental and other expenses.

5. Net Capital Requirements

As a registered nonclearing broker/dealer, the Company is subject to the net capital rules of the Securities and Exchange Commissions (SEC) and the National Association of Securities Dealers (NASD) and is required to maintain "minimum net capital" equal to the greater of $50,000 or 6 2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2003, the Company had net capital of $265,513, which was $215,513 in excess of the required minimum net capital, and a ratio of aggregate indebtedness to net capital of 170%. The capital rules of the SEC and NASD provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.